

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

<u>Via E-mail</u>
Greg Henslee
Chief Executive Officer
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, MO 65802

      Re: **O'Reilly Automotive, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed February 28, 2012
            Definitive Proxy Statement on Schedule 14A
            Filed March 23, 2012
            File No. 000-21318

Dear Mr. Henslee:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Mara L. Ransom

                      Mara L. Ransom
                      Assistant Director